UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

PVF Capital Corp.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
693654105
(CUSIP Number)
Robert G. McCreary, III
1111 Superior Avenue, Suite 970
Cleveland, Ohio 44114
(216) 781-3233
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 26, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693654105

1	NAMES OF REPORTING PERSONS Short Vincent Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,436,610

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,436,610

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,436,610

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	693654105

1	NAMES OF REPORTING PERSONS Richard R. Hollington III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		7,006

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,436,610

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,006

WITH	10	SHARED DISPOSITIVE POWER

		2,436,610

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,443,616

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer.
This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Shares”), of PVF Capital Corp., an Ohio corporation (the “Issuer”). The Issuer’s principal executive office is located at 30000 Aurora Road, Solon, Ohio 44139.
Item 2. Identity and Background.
Short Vincent Partners II, L.P. (“SVP”) is an Ohio partnership, the general partner of which is CapitalWorks SVP II LLC, an Ohio limited liability company that is a subsidiary of CapitalWorks LLC, a private investment firm. Mr. Hollington is the President of CapitalWorks SVP II LLC.
The address of SVP’s and Mr. Hollington’s principal office is 1111 Superior Avenue, Suite 970, Cleveland, Ohio 44114.
During the last five years, neither SVP nor Mr. Hollington has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Investment funds.
Item 4. Purpose of Transaction.
SVP acquired its Shares pursuant to the Standby Purchase Agreement attached as Exhibit A hereto, and has no present plans or intentions that relate to, or would result in, any of the actions described in items 4(a) — (j) of Schedule 13D. Mr. Hollington acquired his Shares for his personal investment.
Item 5. Interest in Securities of the Issuer.
The total number of Shares issued and outstanding is 24,402,218.
(a) Amount Beneficially Owned:
SVP beneficially owns 2,436,610 Shares.
Mr. Hollington beneficially owns 7,006 Shares, which includes the Shares beneficially owned by SVP, as to which Mr. Hollington shares voting and dispositive power.
(b) Percent of Class:
Short Vincent Partners II, L.P. : 9.59%
Richard R. Hollington III: .03%

(c) Number of Shares to which such Person has:
(i) Sole power to vote or to direct the vote of Shares:
Mr. Hollington has the sole power to vote or to direct the vote of all of the Shares beneficially owned by him.
(ii) Sole power to dispose or to direct the disposition of Shares:
Mr. Hollington has the sole power to dispose or to direct the disposition of all of the Shares beneficially owned by him.
(iii) Shared power to vote or to direct the vote of Shares:
SVP and Mr. Hollington share the power to vote or to direct the vote of Shares owned by SVP.
(iv) Shared power to dispose or to direct the disposition of Shares:
SVP and Mr. Hollington share the power to dispose or to direct the disposition of Shares owned by SVP.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
This Schedule 13D is filed pursuant to a Joint Filing Agreement, attached as Exhibit 2 and incorporated herein by reference, between SVP and Mr. Hollington. Mr. Hollington is the President of CapitalWorks SVP II LLC. In connection with its acquisition of the Shares, SVP entered into a Standby Purchase Agreement, dated as of February 17, 2010 (“Standby Agreement”) with PVF Capital Corp. Pursuant to the Standby Agreement, SVP agreed, among other things, to enter into a customary lock-up agreement with PVF Capital Corp. in respect of the Shares so acquired and PVF Capital Corp. agreed, subject to regulatory approval, to nominate one designee of SVP to the Board of Directors of PVF Capital Corp.
Item 7. Material to be Filed as Exhibits.

Exhibit	Description

1	Standby Purchase Agreement, dated as of February 17, 2010, by and between PVF Capital Corp. and Short Vincent Partners II, L.P.

2	Joint Filing Agreement, dated March 22, 2010, by and between Short Vincent Partners II, L.P. and Richard R. Hollington III.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2010	SHORT VINCENT PARTNERS II, L.P. By: CapitalWorks SVP II LLC
	By:	/s/ Robert G. McCreary, III
		Name:	Robert G. McCreary, III
		Title:	Chairman